June 26, 2020

Filed via EDGAR

Ms. Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Subject:    Franklin Templeton Variable Insurance Products Trust (the “Registrant”) on behalf of its Series, Templeton Developing Markets VIP Fund (the “Fund”); File Nos. 811-05583; 033-23493

Dear Ms. Marquigny:

On behalf of the Fund, submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy Fitzsimmons on June 4, 2020 with regard to the preliminary proxy statement for the Fund that was filed on Schedule 14A with the Commission on May 29, 2020 (the “Proxy Statement”).  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment. Terms not defined herein have the meaning set forth for that term in the Proxy Statement.

1.         Comment:  In various places throughout the Proxy Statement, the Registrant states that if no vote is specified on a proxy card, the proxy will be voted in accordance with the Trustees’ recommendations.  In such places, please also state that these votes will be a vote “FOR” the Proposal in accordance with the Trustees’ recommendations.

Response:  The Proxy Statement has been revised as requested.

2.         Comment:  In places where Fund shareholders are asked to return their proxies “promptly,” please indicate the last day on which proxies can be received in order to be counted.

Response:  The Proxy Statement has been revised as requested.

3.         Comment:  Please present information about voting by phone and Internet consistently throughout the Proxy Statement and state how Fund shareholders can determine if they are eligible to vote by phone or through the Internet or disclose the eligibility requirements in the Proxy Statement.  Confirm and clarify whether there is a difference between how a shareholder (the insurance contract) may vote and a contact holder may vote.

Response:  The Registrant confirms that all shareholders are eligible to vote by phone or through the Internet.  Accordingly, any references indicating otherwise have been removed from the Proxy Statement.  The Registrant also confirms that there are no differences in how shareholders may vote other than those previously disclosed in the Proxy Statement (e.g., the use of a proxy card vs. a voting instruction form).  Thus, no additional disclosure has been added to the Proxy Statement.

4.         Comment:  In the paragraph under “Information About Voting – May I revoke my proxy?” please state prominently (e.g., in bold) how and by when contract holders should revoke their proxies.  Also, include, if applicable, any extra steps that should be taken to meet the deadline to revoke proxies in light of potential complications from the COVID-19 pandemic.

Response:  The Registrant has bolded the text in the paragraph referenced as set forth below as requested.  Because there are no extra steps to be taken to meet the deadline to revoke proxies in light of potential complications from the COVID-19 pandemic, no additional disclosure has been added to the Proxy Statement.

If you are a Variable Contact owner, you may revoke your voting instructions by sending a written notice to the applicable Participating Insurance Company expressly revoking your instructions, by signing and forwarding to the Participating Insurance Company later-dated voting instructions, or otherwise giving notice of revocation at the Meeting. Variable Contract owners should contact their Participating Insurance Company for further information on how to revoke previously given voting instructions, including any applicable deadlines. Please see your Variable Contract prospectus for information on how to contact your Participating Insurance Company.

If you are a direct owner of Fund shares, you may revoke your proxy at any time before it is voted by forwarding a written revocation or a later-dated proxy card to the Fund that is received by the Fund at or prior to the Meeting, or by attending the Meeting and voting in person. Eligible shareholders who intend to attend the Meeting in person will need to bring proof of share ownership, such as a shareholder statement or letter from a custodian or broker-dealer confirming ownership, as of June 19, 2020, and a valid picture identification, such as a driver’s license or passport, for admission at the Meeting. Shareholders without proof of ownership and identification will not be admitted.

5.         Comment:  In the second paragraph under “Proposal – What effect will changing the Fund’s status from “diversified” to “non-diversified” have on the Fund?” please recharacterize the paragraph to speak in terms of risk and to the extent possible, explain why these particular risks are greater when the Fund is investing a larger percentage of assets in a smaller number of issues.

Response:  The Proxy Statement has been revised as follows:

Because a non-diversified fund generally invests a greater portion of its assets in the securities of one or more issuers and/or invests overall in a smaller number of issuers than a diversified fund, a non-diversified fund may be subject to additional risks.  Specifically, the Fund may be more sensitive to a single economic, business, political, regulatory or other occurrence or to the financial results of a single issuer than a more diversified fund might be, which may result in greater fluctuation in the value of the Fund’s shares.

6.         Comment:  Under “Additional Information about the Fund,” please confirm that the Fund has disclosed to the Board any financial conditions of the adviser that could impair the financial ability of the adviser to fulfill its contractual obligations with the Fund’s principal underwriter, administrator, transfer agent and custodian.

Response:  The Registrant confirms that the Fund is not aware of any financial conditions that could impair the financial ability of Templeton Asset Management Ltd. (“TAML”) to fulfill its contractual obligations with FT Services.  TAML does not have any contractual obligations with respect to FT Distributors, FTIS or JPMorgan Chase Bank.

7.         Comment:  Under “Additional Information about the Fund,” please include information about the availability of proxy materials if the Fund is intending to use Notice and Access.  Please confirm supplementally whether the Fund is planning on using Notice and Access.

Response:  The Registrant confirms that the Fund does not intend to use Notice and Access.  Thus, no additional information has been added to the Proxy Statement.

8.         Comment:  In the table under “Additional Information about the Fund – Outstanding Shares and Principal Shareholders,” for each class entitled to vote at the meeting, Item 6(a) of Schedule 14A requires the Fund to state both the number of shares and the number of votes to which each class is entitled.  Please include both columns.

Response:  The Registrant respectfully declines.  The Proxy Statement includes disclosure that each shareholder is entitled to one vote for each share (and a proportionate fractional vote for each fractional share) owned of the Fund on the record date.

9.         Comment:  In the last sentence under “Additional Information about the Fund – Outstanding Shares and Principal Shareholders,” please confirm the information and remove the brackets or remove the sentence.

Response:  The Registrant has confirmed the information and removed the brackets as requested.

10.       Comment:  By reference to the section “Additional Information about the Fund – Outstanding Shares and Principal Shareholders,” please include the information required by Schedule 14A Item 5(a)(1), which requires the Fund to describe any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon, other than elections to office, of each person who has been a director or executive officer of the Registrant at any time since the beginning of the last fiscal year.

Response:  The Registrant confirms that no director or executive officer of the Registrant at any time since the beginning of the last fiscal year has had any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon, other than elections to office.  Accordingly, no information has been added to comply with Schedule 14A Item 5(a)(1).

11.       Comment:  Under “Further Information about Voting and the Meeting – Solicitation of Proxies,” the Registrant states “[h]owever, if the Fund believes that additional solicitation is necessary, the Fund may engage certain financial services firms and their representatives, who will be compensated by the Fund for their services, which may include soliciting proxies and voting instructions in person or by telephone, electronic means or telegram.”  Please clarify in the Proxy Statement that, should additional solicitation be required, shareholders and contract holders would indirectly bear those expenses.

Response:  The following has been added to the Proxy Statement:

However, if the Fund believes that additional solicitation is necessary, the Fund may engage certain financial services firms and their representatives, who will be compensated by the Fund for their services, which may include soliciting proxies and voting instructions in person or by telephone, electronic means or telegram.  Any such additional solicitation costs would be indirectly borne by shareholders.

12.       Comment:  Given the current COVID-19 pandemic, to the extent you have the information, please provide a more comprehensive discussion of the health and safety procedures that the Fund intends to follow for in-person shareholder meetings.  To the extent that the Fund has not yet been determined whether the meeting will be in-person, please describe how and when those decisions will be made and direct shareholders to a website if more information will be given at a later date.  In addition, make clear throughout the proxy statement whether the meeting will be help in person or virtually.

Response:  The following has been added to the Proxy Statement:

In light of the COVID-19 pandemic, we are urging all shareholders to take advantage of voting by mail, by telephone or through the Internet (separate instructions are listed on the enclosed voting instruction form or proxy card to vote by telephone or through the Internet). Additionally, while we anticipate that the Meeting will occur as-planned on September 9, 2020, there is a possibility that, due to the COVID-19 pandemic, the Meeting may be postponed or the location or approach may need to be changed, including the possibility of holding a virtual meeting for the health and safety of all Meeting participants.  Should this occur, we will notify you by issuing a press release and filing an announcement with the Securities and Exchange Commission as definitive additional soliciting material.  If you plan to attend the Meeting in person, please note that we will be holding the Meeting in accordance with any recommended and required social distancing and safety guidelines, as applicable.

13.       Comment:  Under “Further Information about Voting and the Meeting – Method of Tabulation,” for clarity, please explain the mechanics of abstentions (i.e., the investor has to affirmatively designate an abstention).

Response:  The Registrant has added the following sentence to the referenced section:

An “abstention” occurs when a shareholder has affirmatively designated to abstain from voting on the Proposal.

14.       Comment: With respect to Exhibit A, Item 6(d) of Schedule 14A and Rule 403(b) of Regulation S-K require similar information for officers and directors of the Fund.  Please provide such information.

Response:  The Registrant has moved the required information from the section captioned “Outstanding Shares and Principal Shareholders” to Exhibit A as requested.

Please do not hesitate to contact Jacqueline Edwards at (212) 812-4142, or in her absence, Amy Fitzsimmons at (215) 564-8711, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Lori A. Weber

Lori A. Weber

Co-Secretary and Vice President